UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 85076 / February 7, 2019

Admin. Proc. File No. 3-18378

In the Matter of

AFFIRMATIVE INSURANCE HOLDINGS, INC.,
ARMADA OIL, INC., and
CHUMA HOLDINGS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Affirmative Insurance Holdings, Inc., Armada Oil,
Inc., or Chuma Holdings, Inc., and the Commission has not chosen to review the decision on its
own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice, [1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Affirmative Insurance Holdings, Inc., Armada Oil,
Inc., and Chuma Holdings, Inc. [2] The order contained in that decision is hereby declared final.
The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of
1934, the registrations of the registered securities of Affirmative Insurance Holdings, Inc.,
Armada Oil, Inc., and Chuma Holdings, Inc., are revoked. The revocation is effective as of
February 8, 2019.

For the Commission, by the Office of the General Counsel, pursuant to delegated
authority.

Brent J. Fields
Secretary

---

[1]   17 C.F.R. § 201.360(d).

[2]   *Affirmative Ins. Holdings, Inc., Armada Oil, Inc., China Energy Tech. Corp., Ltd., and
Chuma Holdings, Inc.,* Initial Decision Release No. 1271 (Oct. 26, 2018), 2018 WL 5311419.
The stock symbols and Central Index Key numbers are: AFFMQ and 1282543 for Affirmative
Insurance Holdings, Inc.; AOILQ and 1081074 for Armada Oil, Inc.; and CHUM and 1388982
for Chuma Holdings, Inc.

INITIAL DECISION RELEASE NO. 1271
ADMINISTRATIVE PROCEEDING
FILE NO. 3-18378

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of AFFIRMATIVE INSURANCE HOLDINGS, INC., ARMADA OIL, INC., CHINA ENERGY TECHNOLOGY CORP., LTD., and CHUMA HOLDINGS, INC.	INITIAL DECISION MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT October 26, 2018

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Carol Fox Foelak, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Affirmative Insurance Holdings, Inc., Armada Oil, Inc., and Chuma Holdings, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Securities and Exchange Commission instituted this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 on February 22, 2018. Each Respondent's Answer was due within ten days of service of the OIP on it. *See* OIP at 3; 17 C.F.R. § 201.220(b). Each Respondent was served with the OIP by February 26, 2018, by U.S. Postal Service delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii). None filed an Answer, and on April 3, 2018, an Initial Decision of Default revoked the registrations of their registered securities. *Affirmative Ins. Holdings, Inc.*, Initial Decision Release No. 1247, 2018 SEC LEXIS 832 (A.L.J.).

On August 22, 2018, in light of *Lucia v. SEC*, 138 S. Ct. 2044 (2018), the Commission ordered a new hearing in each pending proceeding, including this one, before an administrative law judge who had not previously participated in the proceeding, unless the parties expressly agreed to alternative procedures, including agreeing that the proceeding remain with the previous presiding

[1] Service of the Order Instituting Proceedings on the fourth captioned respondent, China Energy Technology Corp., Ltd, is pending.

administrative law judge. *Pending Admin. Proc.*, Securities Act of 1933 Release No. 10536, 2018 SEC LEXIS 2058, at *2-3. Accordingly, the proceeding was reassigned to the undersigned. *Pending Admin. Proc.*, Admin. Proc. Rulings Release No. 5955, 2018 SEC LEXIS 2264 (C.A.L.J. Sept. 12, 2018).

In view of the reassignment of the proceeding, Respondents were afforded a new opportunity to file Answers, which were due by October 12, 2018. *Affirmative Ins. Holdings, Inc.*, Admin. Proc. Rulings Release No. 6111, 2018 SEC LEXIS 2642 (A.L.J. Sept. 27, 2018). Each failed to file an Answer and was ordered to show cause by October 24, 2018, why it should not be deemed to be in default and the registration of its securities revoked. *Affirmative Ins. Holdings, Inc.*, Admin. Proc. Rulings Release No. 6208, 2018 SEC LEXIS 2874 (A.L.J. Oct. 17, 2018). To date, none has filed an Answer to the OIP or responded to the order to show cause. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. *See* OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Affirmative Insurance Holdings, Inc. (CIK No. 1282543),[2] is a void Delaware corporation located in Addison, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Affirmative Insurance Holdings, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a net loss of $1.98 million for the prior three months. As of December 28, 2017, the company's stock (symbol "AFFMQ") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. (OTC Link), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). On October 14, 2015, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware.

Armada Oil, Inc. (CIK No. 1081074), is a revoked Nevada corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Armada Oil, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2015, which reported a loss of $587,862 for the prior three months. As of December 28, 2017, the company's stock (symbol "AOILQ") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). On August 28, 2015, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Eastern District of Texas.

Chuma Holdings, Inc. (CIK No. 1388982) is a defaulted Nevada corporation located in Beverly Hills, California with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Chuma Holdings, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2015, which reported a net loss of over $4.43 million for the prior nine months. As of

---

[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

December 28, 2017, the company's stock (symbol "CHUM") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in *Gateway International Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006) (citing *Steadman v. SEC*, 603 F.2d 1126, 1139-40 (5th Cir. 1979), *aff'd on other grounds*, 450 U.S. 91 (1981)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. *See Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313 (July 6, 2011), *recons. denied*, Exchange Act Release No. 65118, 2011 SEC LEXIS 2839 (Aug. 12, 2011); *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197 (May 23, 2008); *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1242 (June 6, 2007); *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534 (July 5, 2006). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); *accord e-Smart Techs., Inc.*, Exchange Act Release No. 50514, 2004 SEC LEXIS 2361, at *8-9 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." *e-Smart Techs., Inc.*, 2004 SEC LEXIS 2361, at *9 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the registered securities of Affirmative Insurance Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Armada Oil, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Chuma Holdings, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.[3]

_____
Carol Fox Foelak
Administrative Law Judge

---

[3] A respondent may also file a motion to set aside a default pursuant to 17 C.F.R. § 201.155(b). *See Alchemy Ventures, Inc.*, Exchange Act Release No. 70708, 2013 SEC LEXIS 3459, at *13 & n.28 (Oct. 17, 2013); *see also David Mura*, Exchange Act Release No. 72080, 2014 SEC LEXIS 1530 (May 2, 2014).